POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
BALANCE SHEETS

AS AT	September 30,	December 31,
	2006	2005
ASSETS
CURRENT

Cash and cash equivalents (Note 6)	$19,627,385	$19,983,607
Short-term investments	-	2,348,418
Accounts receivable	2,198,677	2,739,224
Prepaid and sundry assets	2,351,780	1,893,605
	24,177,842	26,964,854
PROPERTY, PLANT AND EQUIPMENT	3,078,748	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,022,041	7,602,503
DEFERRED COSTS	1,543,492	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	12,234,281	13,498,372
	$36,412,123	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
BALANCE SHEETS

	September 30,	December 31,
AS AT	2006	2005
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,961,890	$2,284,257
Deposits	18,053,490	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	20,048,895	18,518,791
LOAN PAYABLE	13,029	35,107
CONVERTIBLE DEBENTURE (Note 7)	-	9,699,180
CONVERTIBLE PREFERRED SHARES	19,228,823	18,396,456
	39,290,747	46,649,533
SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK	43,043,193	36,404,342
WARRANTS (Note 7)	186,688	2,758,688
CONTRIBUTED SURPLUS	8,609,768	2,079,423
DEFICIT	(54,718,273)	(47,428,760)
	(2,878,624)	(6,186,307)
	$36,412,123	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2006	9 Month Period		3 Month Period
	Jan-Sep 30/06	Jan-Sep 30/05	Jul-Sep 30/06	Jul-Sep 30/05
REVENUES
Points operations	$8,229,353	$7,090,231	$2,788,724	$2,176,013
Interest income	174,282	414,874	49,186	196,781
	8,403,635	7,505,105	2,837,910	2,372,793
GENERAL AND ADMINISTRATION EXPENSES	12,000,724	10,528,827	3,568,080	3,132,518
LOSS - Before interest, amortization and other items	(3,597,089)	(3,023,722)	(730,170)	(759,724)
Foreign exchange loss (gain)	240,650	444,404	(2,399)	536,691
Interest on convertible debenture	194,753	595,803	-	183,003
Interest on preferred shares	832,367	771,911	277,456	277,456
Interest, loss on short-term investment and capital tax 71,478		97,391	60,564	16,554
Amortization of property, plant and equipment,
Intangible assets and deferred costs	2,353,176	2,138,982	821,821	761,211
	3,692,424	4,048,491	1,157,442	1,774,916
NET LOSS	$(7,289,513)	$(7,072,213)	$(1,887,612)	$(2,534,640)
LOSS PER SHARE (Note 2)	$(0.07)	$(0.09)	$(0.02)	$(0.03)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED
STATEMENT OF DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2006	9 Month Period		3 Month Period
	Jan-Sep 30/06	Jan-Sep 30/05	Jul-Sep 30/06	Jul-Sep 30/05

DEFICIT - Beginning of period	$(47,428,760)	$(37,504,525)	$(52,830,661)	$(42,042,098)

NET LOSS - For the period	(7,289,513)	(7,072,213)	(1,887,612)	(2,534,640)

DEFICIT - End of the period	$(54,718,273)	$(44,576,738)	$(54,718,273)	$(44,576,738)

See Accompanying Notes

 POINTS INTERNATIONAL LTD.

 UNAUDITED CONSOLIDATED
 STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30, 2006	9 Month Period		3 Month Period
	Jan-Sep 30/06	Jan-Sep 30/05	Jul-Sep 30/06	Jul-Sep 30/05
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(7,289,513)	$(7,072,213)	$(1,887,611)	$(2,534,640)

Items not affecting cash
Amortization of property, plant and equipment	1,246,575	823,020	434,462	401,590
Amortization of deferred costs	426,512	398,774	160,663	132,925
Amortization of intangible assets	680,089	917,187	226,696	226,696
Deferred costs on convertible debenture	-	12,139	-	-
Unrealized foreign exchange loss	261,709	524,159	(24,637)	504,401
Employee stock option expense (Note 5)	270,776	284,898	63,576	92,568
Cancellation of warrants issued for services	-	(1,167)	-	(1,167)
Interest on Series Two and Four Preferred Shares	832,367	771,911	277,456	277,456
Interest accrued on convertible debenture	194,753	595,803	-	183,003
	(3,376,732)	(2,745,487)	(749,396)	(681,168)
Changes in non-cash balances related to operations (Note 6(a))	2,494,174	2,210,335	2,480,745	(709,039)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	(882,558)	(535,132)	1,731,348	(1,390,207)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(989,457)	(2,258,640)	(321,835)	(389,953)
Purchase of intangible assets	(89,794)	(76,067)	(51,529)	(10,118)
Purchase (disposal) of short-term investments	2,315,175	-	-	-
Payments for the acquisition of MilePoint, Inc.	(400,000)	(800,000)	-	(400,000)
Costs related to the acquisition of MilePoint, Inc.	-	(306,138)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	835,925	(3,440,845)	(373,363)	(800,071)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series Four Preferred Share	-	3,454,611	-	-
Loan payable, net of repayments	(22,077)	(21,418)	(7,529)	(6,834)
Issuance of capital stock, net of share issue costs	432,487	12,264,045	27,900	27,602
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	410,410	15,697,237	20,371	20,768
Effect of exchange rate changes on cash held in foreign currency	(719,999)	(1,186,946)	(23,743)	(1,209,851)
INCREASE IN CASH AND CASH EQUIVALENTS	(356,222)	(10,534,314)	1,354,612	(3,385,361)
CASH AND CASH EQUIVALENTS - Beginning of the period	19,983,607	13,754,818	18,272,773	27,674,493
CASH AND CASH EQUIVALENTS - End of the period	$19,627,385	$24,289,132	$19,627,385	$24,289,132

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

1.    Accounting policies

The Corporation's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the Corporation’s 2005 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a)	Basis of presentation

The consolidated financial statements include the accounts of the Corporation and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.    Loss per share

a)	Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2006 that amounted to 103,097,915 shares (September 30, 2005 - 82,383,888).

b)	Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The Corporation has only one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2006 and December 31, 2005 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,489,538 of the Corporation’s revenues (including interest income) for the quarter ending September 30, 2006 were generated in the U.S. dollars ($2,474,017 for the quarter ended June 30, 2006 and $2,187,572 for the quarter ended September 30, 2005). $7,472,842 (September 30, 2005 - $6,946,539) of the Corporation’s revenues were generated in the U.S. for the nine-month period ending September 30, 2006. The remaining revenues for all periods were generated in Canada, Europe and Asia. The majority of the Corporation's assets are located in Canada.

4.   Major Customers

For the nine-month period ended September 30, 2006, there are two customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the two customers represent approximately 51% of the Corporation’s consolidated revenues. Four customers individually represented greater than ten percent of consolidated revenues in the nine-month period ended September 30, 2005 (58% in aggregate). In addition, as at September 30, 2006, 60% (third quarter 2005 - 71%) of the company's deposits are due to these customers

For the three-month period ended September 30, 2006, there are two customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the two customers represent approximately 54% of the Corporation’s consolidated revenues. Four customers individually represented greater than ten percent of consolidated revenues in the three-month period ended September 30, 2005 (53% in aggregate). In addition, as at September 30, 2006, 60% (third quarter 2005 - 71%) of the Corporation's deposits are due to these customers. The two customers included in 2006 are included in both 2006 and 2005 periods.

5.   Stock-based compensation

The Corporation accounts for stock options granted in its’ stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $270,776 for the nine-month period ended September 30, 2006 ($284,898 for the nine-month period ended September 30, 2005). The quarterly expense charged against income during the three month period ended September 30, 2006 was $63,576 ($96,740 for the quarter ended June 30, 2006 and $92,568 for the quarter ended September 30, 2005).

During the quarter ended September 30, 2006, no options were issued to employees and 756,799 options previously granted were cancelled (no options were issued in the third quarter of 2005 and 29,000 options previously granted were cancelled).

For the nine-month period ended September 30, 2006, 1,047,500 options have been issued to employees and 1,185,520 options previously granted were cancelled (1,112,836 options were issued in the nine- month period ended September 30, 2005 and 260,504 options previously granted were cancelled).

6.   Statement of Cash Flows

a)	Changes in non-cash balances related to operations are as follows:

For the nine-month period ended	September 30,	September 30,
	2006	2005
Decrease in accounts receivable	$450,562	$136,499
Increase in prepaid and sundry assets	(537,438)	(441,606)
Decrease in accounts payable and accrued liabilities	(284,795)	(174,400)
Increase in deposits	2,865,844	2,689,861
	$2,494,174	$2,210,335

For the three-month period ended	September 30,	September 30,
	2006	2005
Decrease (increase) in accounts receivable	529,824	$(169,133)
Decrease (increase) in prepaid and sundry assets	202,293	(107,899)
Increase in accounts payable and accrued liabilities	68,834	163,507
Increase (decrease) in deposits	1,679,794	(595,514)
	$2,480,745	$(709,039)

b)	Supplemental information

Interest and taxes

Interest of $9,075 was paid during the three-month period ended September 30, 2006 (September 30, 2005 - $2,802) and interest of $54,495 (September 30, 2005 - $133,854) was received. Capital taxes of $51,489 (September 30, 2005 - no taxes paid) were paid during the quarter. For the nine-month period ended September 30, 2006 interest of $19,989 was paid (September 30, 2005 - $10,376), interest of $121,066 (September 30, 2005 - $352,081) was received and capital taxes of $101,717 (September 30, 2005 - $45,603) were paid.

Non-cash transactions

Non-cash transactions for the nine-month period ended September 30, 2006 are as follows:

(i)   During the nine month period, 274,600 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of 687,570 of the Corporation’s common shares.

(ii)
$17,008 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used. No revenue recognized in third quarter ended September 30, 2006.

(iii)
$109,335 of revenue earned for membership fees provided was paid in one-week accommodation certificates ($36,187 for the third quarter of 2006). The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iv)
Of the $65,000 revenue earned for Points.com sign-up fees, $50,000 was paid in research services for the Points.com consumer website ($17,500 for the third quarter and $32,500 in the second quarter of 2006). The research services are valued at their market value and are included in prepaid and sundry assets. The expense will be recognized as the services are used.

(v)
The Corporation received $134,012 of loyalty currency from a partner as reimbursement of a portion of the partner’s direct expenses for the services provided by the Corporation ($52,934 was received in the third quarter of 2006).

This amount is included in prepaid and sundry assets and will be expensed as the currency is used.
(v)	Interest expense of $194,753 on convertible debentures was credited to contributed surplus at the expiry of IAC/InterActiveCorp warrants.
(vii)	Interest expense of $832,367 was accrued on the Preferred Shares ($277,456 for the third quarter of 2006).
(viii)	1,047,500 options were issued to employees (852,500 issued in second quarter and 195,000 issued in the first quarter one of 2006).

c)	Cash and cash equivalents consist of:

	September 30,	December 31,
	2006	2005
Cash	$15,324,535	$9,827,614
Cash equivalents	826,146	6,409,034
Cash held by credit card processor	3,476,704	3,746,959
	$19,627,385	$19,983,607

7.    Expiry of IAC/InterActiveCorp Warrant and Conversion of Debentures

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's 8% unsecured convertible debentures (“Debentures”) were automatically converted into approximately 18.9 million common shares and the $9.9M of principal and accrued interest on the Debentures has been converted to equity. The conversion price of the

Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debenture agreements.

The Corporation's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder’s equity. As at April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9M in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.